Super Group Reports Financial Results for Third Quarter of 2025

•	Revenue of $556.9 million for the third quarter of 2025

•	Profit for the period of $95.8 million for the third quarter of 2025

•	Non-GAAP Adjusted EBITDA ex-US of $149.2 million and $2.9 million from the U.S. amounted to Adjusted EBITDA of $152.1 million

•	Raising full-year Group Revenue and Adjusted EBITDA guidance: •Revenue: $2.17 - $2.27 billion; •Adjusted EBITDA: $555 - $565 million

•	Cash and cash equivalents of $461.9 million as of September 30, 2025
New York, NY – November 3, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced its third quarter 2025 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “We are incredibly pleased with our Q3 performance, which highlights the continued strength of our global platform and consistent execution across our core markets. Despite customer-friendly outcomes in September, we delivered record-level customer engagement, strong revenue growth, and margin expansion. Hitting six million monthly active customers was another significant milestone, a reflection of our product innovation and local execution. With continued momentum into Q4, and the highly anticipated launch of Super Coin, we are focused on driving long-term value for our shareholders and enhancing our global position.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “This was another quarter of strong financial delivery. We generated an exceptional $152 million in Adjusted EBITDA, up 65% year-over-year and raised our full-year guidance above the targets we shared on Investor Day. Our disciplined investment in high-return markets, combined with operational efficiencies and improved marketing ROI, continues to translate into expanding margins. Our balance sheet remains robust with $462 million in cash, giving us both flexibility and confidence as we look ahead to 2026.”
Financial Highlights:
•Revenue increased by 26% to $556.9 million for the third quarter of 2025 from $442.9 million in the same period of the prior year, driven by growth from the Africa, Europe and North America (mainly Canada) markets partially offset by declines from South/Latin America.
•Profit for the period was $95.8 million for the third quarter of 2025, by comparison, profit for the period for the third quarter of 2024 was $10.3 million and included a non-cash charge of $2.2 million related to the impairment of DGC's sportsbook assets and $34.0 million relating to sportsbook closure costs.
•Adjusted EBITDA, a non-GAAP financial measure, increased by 65% to $152.1 million for the third quarter of 2025 compared to $92.0 million in the third quarter of 2024.
•Monthly Active Customers increased by 18% to 5.5 million for the third quarter of 2025, compared to 4.7 million in the third quarter of 2024.

•Cash and cash equivalents was $461.9 million as of September 30, 2025 compared to $388.0 million at December 31, 2024.
◦Inflows from operating activities amounting to $269.3 million;
◦Outflows from investing activities of $100.1 million. This was mainly as a result of an investment in tangible and intangible assets of $99.7 million, predominantly due to the capitalization of expenditure on software and the acquisition of property in Cape Town, South Africa;
◦Outflows from financing activities of $126.9 million, mainly due to dividends paid of $136.1 million, lease payments of $5.9 million, partially offset by proceeds received from interest bearing loans and borrowings linked to the acquisition of the Cape Town property; and
◦A gain of $31.6 million as a result of foreign currency fluctuations on foreign cash balances held over this period.
•Dividends of $20.2 million was paid during the quarter, bringing the 12-month capital returns to $136.1 million.
Guidance:
•Super Group is raising its full-year Group Revenue and Adjusted EBITDA guidance.
•Revenue is now expected to be between $2.17 - $2.27 billion, up from $2.125 - $2.20 billion compared to prior guidance.
•Adjusted EBITDA is now expected to be between $555 - $565 million, up from $550 - $560 million compared to prior guidance.

Revenue by Geographical Region for the Three Months Ended September 30, 2025 in $ millions:

	Betway	Spin	Total
Africa and Middle East	219	7	226
Asia-Pacific	6	32	38
Europe	81	27	108
North America	33	148	181
South/Latin America	2	2	4
Total revenue	341	216	557
	%	%	%
Africa and Middle East	63%	3%	40%
Asia-Pacific	2%	15%	7%
Europe	24%	13%	19%
North America	10%	68%	33%
South/Latin America	1%	1%	1%

Revenue by Geographical Region for the Three Months Ended September 30, 2024 in $ millions*:

	Betway	Spin	Total
Africa and Middle East	164	1	165
Asia-Pacific	6	31	37
Europe	52	22	74
North America	37	124	161
South/Latin America	4	2	6
Total revenue	263	180	443
	%	%	%
Africa and Middle East	63%	1%	38%
Asia-Pacific	2%	17%	8%
Europe	20%	12%	17%
North America	14%	69%	36%
South/Latin America	1%	1%	1%
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Revenue by Geographical Region for the Nine Months Ended September 30, 2025 in $ millions:

	Betway	Spin	Total
Africa and Middle East	646	12	658
Asia-Pacific	21	87	108
Europe	231	81	312
North America	108	452	560
South/Latin America	8	7	15
Total revenue	1,014	639	1,653
	%	%	%
Africa and Middle East	63%	2%	40%
Asia-Pacific	2%	14%	7%
Europe	23%	13%	19%
North America	11%	70%	33%
South/Latin America	1%	1%	1%

Revenue by Geographical Region for the Nine Months Ended September 30, 2024 in $ millions:

	Betway	Spin	Total
Africa and Middle East	481	2	483
Asia-Pacific	22	93	115
Europe	142	65	207
North America	113	361	474
South/Latin America	11	11	22
Total revenue	769	532	1,301
	%	%	%
Africa and Middle East	62%	0%	37%
Asia-Pacific	3%	18%	9%
Europe	19%	12%	16%
North America	15%	68%	36%
South/Latin America	1%	2%	2%

Revenue by product line for the Three Months Ended September 30, 2025 in $ millions:

	Betway	Spin	Total
Online casino[1]	243	216	459
Sports betting[1]	91	—	91
Brand licensing[2]	6	—	6
Other[3]	1	—	1
Total revenue	341	216	557
Revenue by product line for the Three Months Ended September 30, 2024 in $ millions:

	Betway	Spin	Total
Online casino[1]	183	180	363
Sports betting[1]	74	—	74
Brand licensing[2]	4	—	4
Other[3]	2	—	2
Total revenue	263	180	443

Revenue by product line for the Nine Months Ended September 30, 2025 in $ millions:

	Betway	Spin	Total
Online casino[1]	678	639	1,317
Sports betting[1]	313	—	313
Brand licensing[2]	18	—	18
Other[3]	5	—	5
Total revenue	1,014	639	1,653
Revenue by product line for the Nine Months Ended September 30, 2024 in $ millions *:

	Betway	Spin	Total
Online casino[1]	501	531	1,032
Sports betting[1]	244	—	244
Brand licensing[2]	16	—	16
Other[3]	8	1	9
Total revenue	769	532	1,301
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US, Adjusted EBITDA US are non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest of the Group, excluding Digital Gaming Corporation (“DGC”). Adjusted EBITDA US is Adjusted EBITDA relating to DGC.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Change in presentation currency The Group adopted a change in presentation currency from Euros to USD effective as at January 1, 2025. Accordingly, the comparatives set out herein have been re-presented retrospectively as if the new presentation currency had always been the presentation currency. Assets and liabilities previously reported in Euros have been converted to USD as at December 31, 2024, using the period end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction.

Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value. The results presented are unaudited.

Reconciliation of Adjusted EBITDA to profit for the period
for the Three and Nine Months Ended September 30:

	Three Months Ended September 30		Nine Months Ended September 30
	2025 $m	2024 * $m	2025 $m	2024 * $m

Adjusted EBITDA, ex-US	149	105	432	285
Adjusted EBITDA, US	3	(13)	(12)	(54)
Adjusted EBITDA	152	92	420	231
Income tax expense	(37)	(16)	(109)	(47)
Finance income	3	3	7	9
Finance expense	(1)	(2)	(5)	(5)
Depreciation and amortization expense	(17)	(21)	(54)	(66)
Change in fair value of options	—	—	—	(14)
RSU expense	(3)	(1)	(12)	(8)
Unrealized foreign exchange	(1)	(3)	(3)	(8)
Impairment of assets	—	(2)	(66)	(42)
US iGaming closure	1	—	(22)	—
US Sportsbook closure	—	(34)	—	(34)
Market closure	—	(6)	—	(6)
Gain on disposal of business	—	—	—	44
Other adjustments[1]	(1)	—	(5)	(1)
Profit for the period	96	10	151	53
1 Other adjustments in 2025 mainly relates to capital market and sportsbook acquisition related costs.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.
Webcast Details
The Company will host a webcast at 8:45 a.m. ET tomorrow to discuss the third quarter 2025 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is listed on the New York Stock Exchange (NYSE ticker: SGHC) and is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.supergroup.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three and Nine Months Ended September 30, 2025 and 2024

	Three Months Ended September 30		Nine Months Ended September 30
	2025 $m	2024* $m	2025 $m	2024* $m
Revenue	557	443	1,653	1,301
Direct and marketing expenses	(371)	(352)	(1,147)	(1,004)
General and administrative expenses	(45)	(43)	(136)	(128)
Depreciation and amortization expense	(17)	(21)	(54)	(66)
Gain on disposal of business	—	—	—	44
Impairment of assets	—	(2)	(66)	(42)
Other operating income	7	—	8	5
Finance income	3	3	7	9
Finance expense	(1)	(2)	(5)	(5)
Change in fair value of options	—	—	—	(14)
Profit before taxation	133	26	260	100
Income tax expense	(37)	(16)	(109)	(47)
Profit for the period	96	10	151	53

Profit for the period attributable to:
Owners of the parent	96	10	150	53
Non-controlling interest	—	—	1	—
	96	10	151	53
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	1	30	60	27
Other comprehensive income for the period	1	30	60	27

Total comprehensive profit for the period	97	40	211	80

Total comprehensive profit for the period attributable to:
Owners of the parent	97	40	210	80
Non-controlling interest	—	—	1	—
	97	40	211	80

Weighted average number of shares outstanding, basic (millions)	505,728,590	502,015,727	505,186,727	501,345,672
Weighted average number of shares outstanding, diluted (millions)	508,465,305	504,156,731	507,366,241	503,001,771

Profit per share, basic (cents)	18.98	1.99	29.69	10.57
Profit per share, diluted (cents)	18.88	1.98	29.56	10.54
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Financial Position
as at September 30, 2025 and December 31, 2024

	2025 $m	2024 * $m
ASSETS
Non‐current assets
Intangible assets	162	177
Goodwill	84	95
Property, plant and equipment	55	21
Investment Property	3	—
Right-of-use assets	51	68
Deferred tax assets	24	40
Regulatory deposits	15	14
Loans receivable	3	—
Investment in associate	4	3
Derivative and other financial asset	7	—
Advance for sportsbook software[1]	120	117
	528	535
Current assets
Trade and other receivables	175	139
Loans receivable	1	1
Income tax receivables	4	10
Amounts segregated for users	7	9
Cash and cash equivalents	462	388
Fixed term deposits	16	14
	665	561
TOTAL ASSETS	1,193	1,096

Non-current liabilities
Lease liabilities	51	67
Deferred tax liability	2	2
Interest-bearing loans and borrowings	16	—
Provisions	1	1
	70	70
Current liabilities
Lease liabilities	5	6
Trade and other payables	251	285
Customer liabilities	67	53
Provisions	22	7
Income tax payables	32	20
Derivative financial instruments	3	2
Dividends payable	—	75
	380	448
TOTAL LIABILITIES	450	518
EQUITY
Issued capital	344	344
Treasury shares	(3)	(3)
Accumulated other comprehensive income/(loss)	16	(46)
Retained profit	388	286
Equity attributable to owners of the parent	745	581
Non-controlling interest	(2)	(3)
SHAREHOLDERS' EQUITY	743	578
TOTAL LIABILITIES AND EQUITY	1,193	1,096
1 Prepayment for Sportsbook software has been renamed to Advance for Sportsbook software.
* The Group has adopted a change in presentation currency from Euros to USD at January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.